As filed with the Securities and Exchange Commission on November 18, 2009

Registration No. 333-108802

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO

FORM S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

THE ARISTOTLE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**06-1165854** (I.R.S. Employer Identification Number)

96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
(203) 358-8000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

THE ARISTOTLE CORPORATION
2002 EMPLOYEE, DIRECTOR AND CONSULTANT STOCK PLAN
(Full title of the Plan)

H. WILLIAM SMITH
VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
THE ARISTOTLE CORPORATION
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
(203) 358-8000
(Name, address and telephone number, including area code, of agent for service)

-

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☐
Non-accelerated filer X (Do not check if a smaller reporting company)   Smaller reporting company ☐

This Post-Effective Amendment No. 1 ("Post-Effective Amendment") shall become effective automatically upon the date of filing in accordance with Rules 456 and 464 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

EXPLANATORY NOTE - DEREGISTRATION

This Post-Effective Amendment relates to the Registration Statement on Form S-8 (File No. 333-108802) filed by The Aristotle Corporation, a Delaware corporation (the "Company"), with the Securities and Exchange Commission on September 15, 2003 (the "Registration Statement"), which registered an aggregate of 1,500,000 shares of common stock of the Company, par value $0.01 per share (the "Common Stock"), relating to The Aristotle Corporation 2002 Employee, Director and Consultant Stock Plan.

On November 18, 2009, LRTA, Inc., a Delaware corporation, consummated a "short-form" merger with and into the Company pursuant to Section 253 of the Delaware General Corporation Law (the "Merger"). In connection with the Merger, the Company has terminated all offerings of its securities pursuant to the Registration Statement and all outstanding stock options were cancelled in exchange for the right to receive cash consideration.

As a result of the Merger, the Company has terminated, as necessary, all offerings of its shares of Common Stock pursuant to its existing registration statements, including the Registration Statement. In accordance with the foregoing, the Company hereby removes from registration all the shares of Common Stock registered under the Registration Statement which remain unissued and unsold as of the date hereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, Connecticut, on the 18th day of November 2009.

THE ARISTOTLE CORPORATION

By: */s/ Steven B. Lapin*
Steven B. Lapin
President and Chief Operating Officer
(Principal Executive Officer)
November 18, 2009

By: */s/ Dean T .Johnson*
Dean T. Johnson
Senior Vice President and
   Chief Financial Officer
(Principal Financial and Accounting Officer)
November 18, 2009

Pursuant to the requirements of the Securities Act, this Post-Effective Amendment has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steven B. Lapin Steven B. Lapin	President, Chief Operating Officer and Director	November 18, 2009
_____*_____ John L. Lahey	Director	November 18, 2009
_____*_____ Donald T. Netter	Director	November 18, 2009
_____*_____ Edward Netter	Director	November 18, 2009
_____*_____ James G. Tatum	Director	November 18, 2009
_____*_____ Roy T.K. Thung	Director	November 18, 2009

* By: */s/ Steven B. Lapin*
  Steven B. Lapin
  Attorney-in-Fact